United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

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Commission File Number: 000-51232

VALLEY HIGH MINING COMPANY

 (Name of Registrant)

Nevada	68-0582275
(State of Incorporation)	(IRS Employer Identification Number)

3098 South Highland Drive, Suite #323	84106-6001

 (Address of Principal Executive Offices)

(801) 467-2021

(Registrant's Telephone Number)

Darren L. Ofsink, Esq.

600 Madison Avenue, 14th Floor

New York, New York 10022

(212) 371-8008

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE NOT REQUIRED TO SEND US A PROXY

Valley High Mining Company

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Valley High Mining Company (the “Company”) at the close of business on February 19, 2010 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders.

The change of control and the appointment of new members to the Board of Directors are expected to take place no earlier than 10 days from the date this statement is filed with the Securities and Exchange Commission and transmitted to the Company’s shareholders in accordance with Rule 14f-1. This Information Statement is being mailed to the shareholders on or about February 22, 2010.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

John Michael Coombs will be resigning as a director and officer as soon as practicable but no earlier than ten days after the filing of this Information Statement with the SEC under Rule 14f-1 of the Securities Exchange Act and the mailing hereof to the shareholders, and will be appointing John Thomas Hickey as the sole officer and director of the Company.  The change of control will occur in connection with a sale to Coron Capital, LLC, a Delaware limited liability company, of 5 million “restricted” shares of the Company’s common stock held by two current holders and the conveyance to the sellers of the Company’s current business.  Coron plans to use the Company for a “reverse-merger” transaction, but has not to date identified a target company to combine with the Company.  Upon the occurrence of such a transaction, the Company will file a Current Report on Form 8-K describing the transaction in detail within four business days following the consummation of that reverse merger transaction.

In the event that the reverse merger is consummated, following the reverse merger we will cease to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) and will be engaged in an operating business.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.001 per share, of which 5,281,346 shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Current management

The following table sets forth the name and ages of, and position or positions held by, our sole executive officer and director

Name	Age	Position(s)	Director Since
John Michael Coombs	55	President, Chief Executive Officer, Secretary and Treasurer, CFO and Director.	October, 2003

Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed approximately ten years ago. Prior to that time, Mr. Coombs practiced law as a sole practitioner and office-shared with other lawyers and law firms. During the past six or seven years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc., which is now known as the Financial Industry Regulatory Authority (FINRA). Mr. Coombs has served as an officer and director of Valley High since October 24, 2003. Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, particularly civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, in Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University located in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He is married with three sons.

Directors are elected to hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

The following sets forth the information of the nominees of the directors and officers to be appointed in connection with the proposed change of control transaction:

Directors and Executive Officers	Position/Title	Age
John Thomas Hickey	President, Chief Executive Officer, Secretary and Treasurer, CFO and Director	46

There are no family relationships among our directors or executive officers; however, Mr. Hickey is the brother of one of the owners of Coron Capital, LLC which will become our majority shareholder.

All our directors hold office until the next annual meeting of shareholders of the Company, and until their successors have been qualified after being elected or appointed. Officers serve at the discretion of our board of directors.

Mr. Hickey will serve as the Company’s sole Director, COE, president, CFO, Secretary and Treasurer.  In February 2010 John Hickey became an independent contractor in the financial services sector.  From 2007 to 2010, Mr. Hickey worked as a finance manager for StoresOnline, an internet consulting and hosting company.  From 1993 to 2007, as Marketing Director, Mr. Hickey led the marketing department at Q Comm International, a telecom technology company that went public in 1998 and was listed on the American Stock Exchange (AMEX).  Mr. Hickey created an in-house media buying agency that immediately cut advertising costs 15% while gaining direct negotiation access to media outlets including TV, radio and print.  He developed a pin-point tracking system that optimized more than $5 million in direct response advertising and outperformed the company’s leading competitor within 3 months on a cost-per-lead basis.  In 1997, Mr. Hickey co-founded NetQuest Consultants, an internet education company he built to profitability and sold. Mr. Hickey has a Bachelor of Science degree from Brigham Young University (1989) and an MBA from the University of Arizona (1993) with a specialization in entrepreneurship and a concentration in marketing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of February 1, 2010 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock (ii) by the directors and executive officers of the

Company.  The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
John Michael Coombs (1) 2435 Scenic Drive Salt Lake City, Utah 84109	5,000,000 (2)	94.7%

Executive Officers and Directors as a Group (1 Person)	5,000,000	94.7%

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Having said this, the Company; as of this date, has no outstanding stock options, warrants or compensation plans of any kind.

(1) Mr. Coombs is the president, secretary/treasurer, CEO, CFO, and chairman of the board of the Company. He has been an officer and director of us since October 24, 2003. Since April 19, 2004, when the merger/change of domicile transaction became effective by operation of law, he has been our only officer and director.

(2) This figure represents the 5,000,000 "restricted" shares acquired by virtue of the April 19, 2004, mining lease agreement with North Beck Joint Venture, LLC ("North Beck Joint Venture"), a Utah limited liability company of which Mr. Coombs is the manager and a member. Its address is 2435 Scenic Drive, Salt Lake City, Utah 84109. The owners of North Beck Joint Venture, LLC, are the John Michael Coombs Family Living Trust, Coombs Brothers Investment Co., LLC, a family Utah limited liability company, and the Kathleen C. Remington Trust, J. M. Coombs, Trustee. Mr. Coombs controls each of these members of North Beck, both directly and indirectly. In December 2006, North Beck Joint Venture conveyed or transferred 2,400,000 of its 5,000,000 restricted shares to Mr. Coombs, personally, for services rendered the LLC and as an inter-family disposition for tax and estate planning purposes. North Beck Joint Venture retained 2,600,000 or a majority of such 5,000,000 shares. This has resulted in Mr. Coombs maintaining indirect control of the 2,600,000 shares that remain owned and held by North Beck Joint Venture and his now having direct control of the 2,400,000 "restricted" shares now held in his name. Both North Beck Joint Venture and Mr. Coombs timely filed Form 4's reporting this inter-family disposition, a disposition that does not change or impact the voting control of the Company, control that Mr. Coombs has exercised since April 19, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2009, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") (a “Reporting Person”), failed to file on a timely basis, reports required by Section 16 of the Act during such fiscal year or for any prior years. This information is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required..

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Because there is no compensation to disclose under this Item, we have not prepared a Summary Compensation Table or any other compensation table as would otherwise be required under Release Nos. 33-8765, the recent Commission release that requires more detailed executive and director compensation disclosure.

We have NOT adopted a bonus, stock option, profit sharing, equity award at fiscal year-end, share-based, grants of plan-based program or deferred compensation plan of any sort for the benefit of our employees, officers or directors. This, however, does not mean that we will not do so in the future.

Absence of Management Employment Agreements and Compensation.

We do not pay any of our officers any salary. We do not provide any other benefits to our officers. We do not have any written agreements with any of our officers and directors. Our officers and directors may engage in other businesses, either individually or through partnerships, limited liability companies, or corporations in which they have an interest, hold an office or serve on boards of directors of other companies or entities. All officers and directors have other business interests to which they devote their time.

Mr. Coombs, our only officer, received no compensation for service as an officer for the year ended December 31, 2009.

Other Key Advisors and Consultants.

We have access to several outside professional firms that can counsel us and provide important advice during our exploration stage. The terms of engagement of these firms will be determined from time to time as their services may be required.  So far, no such persons’ services have been sought.

Remuneration and Compensation of Directors.

Mr. Coombs has not received any compensation so far this 2010 fiscal year and he did not receive any compensation during the 2009 fiscal year. As stated above, all directors are entitled to be reimbursed for any out-of-pocket expenses incurred by them in behalf of the Company.

There are no standard arrangements pursuant to which our directors are compensated for any services provided as director, including services for committee participation or for special assignments. Our directors received no compensation for service as directors for the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End.

None; not applicable.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a “financial expert” on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the

Board of Directors and the candidate's qualifications. The Board of Directors will request such information as:

•

The name and address of the proposed candidate;

•

The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

•

A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

•

A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

•

Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2009, the Board of Directors did not meet on any occasions, but rather transacted business by unanimous written consent.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: John Michael Coombs, 3098 South Highland Drive, Suite #323, Salt Lake City, Utah  84106-6001.  After the filing of this Schedule 14f-1, Stockholders may send communications to the Company c/o Guzov Ofsink, LLC, 600 Madison Avenue, New York, New York  10022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the 2004 lease acquisition of the North Beck Claims owned and controlled by our president and his immediate family, there have been no other transactions between us and the directors or officers or any member of any such person's immediate family. That is to say, the mining lease agreement is the only transaction involving us that has NOT been "at arm's length." The terms of the mining lease agreement were deemed fair and reasonable in the judgment of our Board of Directors on the basis of prior or past lease agreements involving the North Beck Claims, a right and power that boards of directors have under Nevada state law. The Board of Directors also believes that the mining lease terms given to and negotiated with Valley High are just as fair as they would have been to any interested but unrelated third party.

The above mining lease agreement has been terminated as of the date of this filing.

John Hickey is the brother of one of the owners of Coron Capital, LLC, which will become our majority shareholder.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Valley High Mining Company

February 22, 2010

By: /s/ John Michael Coombs

John Michael Coombs, CEO